

Mail Stop 3720

September 28, 2017

Mr. Carl Mellander
Senior Vice President and
 Chief Financial Officer
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

  Re: **LM Ericsson Telephone Company**
    Form 20-F for Fiscal Year Ended December 31, 2016
    Filed April 26, 2017
    File No. 001-12033

Dear Mr. Mellander:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 15A. Swedish Annual Report for 2016 in English (Adjusted Version)

Financials – Board of Directors' report
Business in 2016

Financial Highlights.
Gross Margin, page 30

1. Please discuss and quantify in greater detail the reasons for the period-to-period changes in sales and gross margin including changes in sales price, sales volume, and service and product mix. Please also disclose if you consider the decline in sales a trend that you

expect to continue or change and the reasons why. Refer to Part I, Items 5A.1 and 5.D of Form 20-F.

Business Results, Segments, page 33

2.	For each segment, please discuss and quantify in greater detail the reasons for the period-to-period changes in sales and operating income including changes in sales price, sales volume, and service and product mix. Please also disclose if you consider the decline in sales a trend that you expect to continue or change and the reasons why. Refer to Part I, Items 5A.1 and 5.D of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, (202) 551-3273 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications